SEC FILE NUMBER 000-27376 CUSIP NUMBER 284434 107

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
FORM 12b-25
NOTIFICATION OF LATE FILING

(Check one):	☐ Form 10-K ☐ Form 10-KSB ☐ Form 20-F ☐ Form 11-K ☐ Form 10-Q ☐ Form 10-D ☑ Form 10-QSB ☐ Form N-SAR ☐ Form N-CSR

	For Period Ended:	March 31, 2007

☐ Transition Report on Form 10-K and Form 10-KSB

☐ Transition Report on Form 20-F

☐ Transition Report on Form 11-K

☐ Transition Report on Form 10-Q and Form 10-QSB

☐ Transition Report on Form N-SAR

For the Transition Period Ended:

Read Instruction (on back page) Before Preparing Form. Please Print or Type.
Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.
If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates:
     Not Applicable

PART I — REGISTRANT INFORMATION
     Elcom International, Inc.

Full Name of Registrant
     Not Applicable

Former Name if Applicable

     10 Oceana Way

Address of Principal Executive Office (Street and Number)
     Norwood, MA 02062

City, State and Zip Code
PART II — RULES 12b-25(b) AND (c)
If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate)

(a)	The reason described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense

(b)	The subject annual report, semi-annual report, transition report on Form 10-K, Form 20-F, Form 11-K, Form N-SAR or Form N-CSR, or portion thereof, will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q, Form 10-QSB or subject distribution report on Form 10-D, or portion thereof, will be filed on or before the fifth calendar day following the prescribed due date; and

(c)	The accountant’s statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.

PART III — NARRATIVE
PART IV — OTHER INFORMATION

PART III — NARRATIVE
State below in reasonable detail why Forms 10-K, 10-KSB, 20-F, 11-K, 10-Q, 10-QSB, 10-D, N-SAR, N-CSR, or the transition report or portion thereof, could not be filed within the prescribed time period.
(Attach Extra Sheets if Needed)

Elcom International, Inc.’s (the “Company”) report on Form 10-QSB for the quarter ended March 31, 2007 (the “Quarterly Report”) cannot be filed within the prescribed time period without unreasonable effort or expense because the Company has been unable to resolve issues related to its year end audit and therefore unable to complete its annual report on Form 10-KSB for the year ended December 31, 2006 (the “Annual Report”). Until the Annual Report is complete, the Company will be unable to finalize its financial statements to be included in its Quarterly Report. The Company is working diligently to finalize its Annual Report and its Quarterly Report so that it can become current with its reporting obligations and intends to file both reports as soon as practicable, but does not anticipate being able to file its Quarterly Report on or before the fifth calendar day following the prescribed due date.
PART IV — OTHER INFORMATION
(1)	Name and telephone number of person to contact in regard to this notification

David Elliott	781	440-4000
(Name)	(Area Code)	(Telephone Number)
(2)	Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If answer is no, identify report(s).
☐ Yes ☑ No

Annual Report on Form 10-KSB for the year ended December 31, 2006
(3)	Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof?
☐ Yes ☑ No

If so, attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

Elcom International, Inc.
(Name of Registrant as Specified in Charter)
has caused this notification to be signed on its behalf by the undersigned thereunto duly authorized.

Date:	May 16, 2007	By:	/s/ David Elliott

Vice President of Finance

INSTRUCTION: The form may be signed by an executive officer of the registrant or by any other duly authorized representative. The name and title of the person signing the form shall be typed or printed beneath the signature. If the statement is signed on behalf of the registrant by an authorized representative (other than an executive officer), evidence of the representative’s authority to sign on behalf of the registrant shall be filed with the form.